

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

<u>Via Email</u>
Nick Jensen
Chief Executive Officer and Chairman
Dialogic Inc.
1504 McCarthy Boulevard
Milpitas, CA 95035

>   **Re: Dialogic Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 25, 2012**
>   **File No. 333-181717**

Dear Mr. Jensen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that you intend to seek stockholder approval for the issuance of the shares of the company's common stock upon the exercise of the warrants issued pursuant to the subscription agreement and for the issuance of the shares of the company's common stock issuable upon the conversion of the convertible notes which you are including in this registration statement. Please revise the prospectus cover page to indicate the number of shares that are currently acquirable by purchasers and the number of shares that will not be available until and unless shareholders vote for the exercise of the warrants or conversion of the notes.

Prospectus Summary

2.   Please revise the prospectus summary to clearly describe the proposals that the company is presenting to shareholders for approval. In this regard, we note that the company is

seeking the approval for the issuance of shares upon the conversion of the notes according to the preliminary proxy statement filed on June 11, 2012, rather than seeking the approval of the private placement that you state on page 2. Further, disclose that you are seeking the approval of the issuance of shares upon the exercise of the warrants at the same stockholders meeting on August 15, 2012. Finally, discuss the reasons for seeking stockholder approval for the two proposals.

Information Incorporated by Reference

3.   Please revise your disclosure to specifically incorporate by reference the Forms 8-K filed on June 5, 2012 and June 11, 2012, or advise us why you believe these filings do no need to be incorporated by reference. Refer to Compliance and Disclosure Interpretations Securities Act Forms Questions 123.05 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you need further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Nancy H. Wojtas, Esq.
        Cooley LLP